Exhibit 99.3

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the notes thereto set forth in this offering memorandum and the section titled “Operating and Financial Review and Prospects” in our 2012 Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this offering memorandum.

Key performance indicators

Revenues

Revenue Composition and Sources of Revenue Growth.    In the first six months of 2013, we generated total revenues of RMB2.5 billion (US$415 million).

We generate our revenues primarily from the hotel reservation, ticketing businesses, packaged tour and corporate travel. The table below sets forth the revenues from our principal lines of business for the periods indicated, both in absolute amounts and as percentages of our total revenues.

(in thousands, except percentages)	For the year ended December 31,							For the six months ended June 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Revenues:
Hotel reservation	1,278,044	42	1,486,899	40	1,702,501	273,270	39	777,155	39	961,503	156,663	38
Ticketing(1)	1,206,921	39	1,437,118	39	1,690,286	271,310	38	764,731	38	978,516	159,435	38
Packaged-tour(2)	380,307	12	534,640	14	689,661	110,698	16	300,156	15	422,233	68,797	17
Corporate travel	129,658	4	161,610	4	199,756	32,063	4	88,150	4	116,918	19,050	5
Others	71,783	3	106,037	3	126,988	20,383	3	64,358	4	69,389	11,306	2
Total revenues(3)	3,066,713	100	3,726,304	100	4,409,192	707,724	100	1,994,550	100	2,548,559	415,251	100

(1)	Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.
(2)	Certain of our packaged-tour revenues were recorded on a gross basis. See “—Key performance indicators—Revenues—Packaged-tour.”
(3)	Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the presentation of 2011 financial information.

As we generally do not take ownership of the products and services being sold, but instead act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities.

Hotel Reservation.    Revenues from our hotel reservation business have been our major source of revenues since our inception. Revenues from our hotel reservation business have increased from RMB777 million in the first six months of 2012 to RMB962 million (US$157 million) in the first six months of 2013, representing 39% and 38% of our total revenues in the respective periods.

We generate our hotel reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Ticketing services.    Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. Revenues from our ticketing business have increased from RMB765 million in the first six months of 2012 to RMB979 million (US$159 million) in the first six months of 2013, representing 38% of our total revenues for both periods.

We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from ticketing services rendered are recognized after tickets are issued.

Packaged-tour.    Revenues from our packaged-tour business have increased from RMB300 million in the first six months of 2012 to RMB422 million (US$69 million) in the first six months of 2013, representing 15% and 17% of our total revenues in the respective periods. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Corporate Travel.    Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. Revenues from our corporate travel services have increased from RMB88 million in the first six months of 2012 to RMB117 million (US$19 million) in the first six months of 2013, representing 4% and 5% of our total revenues in the respective periods. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Businesses.    Other businesses comprise primarily of Internet-related advertising services, the sale of Property Management System (“PMS”), and related maintenance service and money exchange transaction services. We place our customers’ advertisements on our websites and in our introductory brochures.

We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Software Hotel Information. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, telecommunication expenses, credit card service fee, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by our transaction and service platform which are directly attributable to the rendering of our travel related services and other businesses. Payroll compensation, credit card charges and telecommunication expenses accounted for 60%, 19% and 8% of our cost of revenues in the first six months of 2013, as compared to 60%, 19% and 9% of our cost of revenues in the corresponding period in 2012, respectively.

Cost of revenues accounted for 25% of our net revenues for both of the six-month period ended June 30, 2012 and June 30, 2013. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations and mobile platform, which require fewer service staff to operate and maintain.

Operating expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In the first six months of 2012 and 2013, we recorded RMB209 million and RMB223 million (US$36 million) of share-based compensation expense, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform and our mobile products. Product development expenses accounted for 21% and 24% of our net revenues in the first six months of 2012 and 2013, respectively. The product development expenses as a percentage of net revenues in the first six months of 2013 increased compared to that in the same period in 2012 primarily due to the increases in the number of product development personnel. In the first six months of 2013, we continued to increase expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services, such as mobile products and services, as well as in new markets.

Sales and marketing expenses primarily comprise advertising expenses, payroll compensation and benefits for our sales and marketing personnel, expense of customer reward, commissions for our marketing partners for referring customers to us and marketing and promotion expenses. Our sales and marketing expenses accounted for 21% and 22% of our net revenues in the first six months of 2012 and 2013, respectively. The increase of sales and marketing expenses as a percentage of net revenues in the first six months of 2013 was primarily due to the increases in advertising expenses and marketing and promotion expenses associated with our intensified marketing campaigns in response to competitive pressure and to promote our mobile products, as well as our efforts to expand in the leisure travel market.

General and administrative expenses consist primarily of payroll compensation and benefits expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 14% and 13% of our net revenues in the first six months of 2012 and 2013, respectively. The decrease of general and administrative expenses as a percentage of net revenues in the first six months of 2013 was primarily due to the decreases in general and administrative personnel compensation expenses and share-based compensation expenses.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

(in thousands, except share, per share and per ADS data)	For the year ended December 31,							For the six months ended June 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%
Consolidated Statement of Operation Data
Net revenues:	2,881,233	100	3,498,085	100	4,158,791	667,532	100	1,884,433	100	2,405,364	391,919	100
Cost of revenues	(625,261)	(22)	(805,130)	(23)	(1,037,791)	(166,577)	(25)	(467,126)	(25)	(613,283)	(99,925)	(25)
Gross profit	2,255,972	78	2,692,955	77	3,121,000	500,955	(75)	1,417,307	75	1,792,081	291,994	75
Operating expenses
Product development(1)	(453,853)	(16)	(601,485)	(17)	(911,905)	(146,371)	(22)	(404,560)	(22)	(577,384)	(94,076)	(24)
Sales and marketing(1)	(453,293)	(16)	(624,600)	(18)	(984,002)	(157,943)	(24)	(400,641)	(21)	(538,738)	(87,780)	(23)
General and administrative(1)	(294,701)	(10)	(400,876)	(12)	(570,487)	(91,570)	(14)	(267,501)	(14)	(320,001)	(52,139)	(13)
Total operating expenses:	(1,201,847)	(42)	(1,626,961)	(47)	(2,466,394)	(395,884)	(59)	(1,072,702)	(57)	(1,436,123)	(233,995)	(60)
Income from operations	1,054,125	37	1,065,994	30	654,606	105,071	16	344,605	17	355,958	57,999	15
Net interest income and other income	136,712	4	223,627	6	296,088	47,526	7	143,443	8	97,367	15,864	4
Income before income tax expense equity in income of affiliates and noncontrolling interest	1,190,837	41	1,289,621	37	950,694	152,597	23	488,048	26	453,325	73,863	19
Income tax expense	(205,017)	(7)	(262,186)	(8)	(294,526)	(47,274)	(7)	(181,355)	(10)	(131,797)	(21,474)	(6)
Equity in income of affiliates	66,172	2	57,525	2	34,343	5,512	1	25,286	1	(4,438)	(723)	—
Net income	1,051,992	37	1,084,960	31	690,511	110,835	17	331,979	18	317,090	51,666	13
Less: Net loss / (income) attributable to noncontrolling interests	(3,922)	(1)	(8,545)	—	23,895	3,835	0	(3,942)	—	46,763	7,619	2
Net income attributable to Ctrip’s shareholders	1,048,070	36	1,076,415	31	714,406	114,670	17	328,037	17	363,853	59,285	15

Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	1,048,070		1,076,415		714,406	114,670		328,037		363,853	59,285
Earnings per ordinary share(3), basic	29.62		29.92		20.87	3.35		9.19		11.18	1.82
Earnings per ordinary share(3), diluted	27.89		28.30		19.92	3.20		8.84		10.27	1.67
Earnings per ADS, basic	7.40		7.48		5.22	0.84		2.30		2.79	0.46
Earnings per ADS, diluted	6.97		7.08		4.98	0.80		2.21		2.57	0.42
Cash dividends per ordinary share paid(4)	—		—	—	—	—		—	—	—	—

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the year ended December 31,							For the six months ended June 30,
	2010		2011		2012			2012		2013
(in thousands)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%
Product development:	64,254	2	98,955	3	132,583	21,281	3	63,031	3	69,858	11,382	3
Sales and marketing	33,203	1	48,191	1	55,892	8,971	1	27,484	1	25,618	4,174	1
General and administrative	145,104	5	195,645	6	243,246	39,044	6	118,977	6	127,280	20,738	5

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.1374 to US$1.00 as of June 28, 2013, and a rate of RMB6.2301 to US$1.00 as of December 31, 2012. See “Exchange Rate Information.”
(3)	Each ADS represents 0.25 of an ordinary share.
(4)	During the past five years, we distributed dividends on July 7, 2008 in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009, 2010, 2011, 2012 or the first six months in 2013.

Results of operations for the six months ended June 30, 2012 and 2013

Revenues.    Total revenues were RMB2.5 billion (US$415 million) in the six months ended June 30, 2013, an increase of 28% over RMB2.0 billion in the same period in 2012. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and tickets sold in the six-month ended June 30, 2013.

•	Hotel Reservation. Revenues from our hotel reservation business increased by 24% to RMB962 million (US$157 million) in the six months ended June 30, 2013 from RMB777 million in the same period in 2012, primarily driven by an increase of approximately 43% in hotel room nights sold and partially offset by approximately 13% decrease in commission per room night. The decrease in commission per room night is primarily due to the promotional activities we launched for selected hotels mainly in the forms of e-coupons and groupbuys as well as the increased penetration into lower star hotels in second- or third-tier cities.

•	Ticketing. Revenues from our ticketing business increased by 28% to RMB979 million (US$159 million) in the six months ended June 30, 2013 from RMB765 million in the same period in 2012, primarily driven by an increase of approximately 31% in air tickets sales volume as we continued to significantly expand our air ticketing capabilities, which was partially offset by approximately 3% decrease in commission per air ticket. The total number of air tickets sold in the six-months ended June 30, 2013 increased by 31% from the same period in 2012.

•	Packaged-tour. Packaged-tour revenues increased by 41% to RMB422 million (US$69 million) in the six months ended June 30, 2013 from RMB300 million in the same period in 2012, primarily due to the continued growth of our packaged-tour business product and service offerings and the increase of leisure travel volume.

•	Corporate Travel. Corporate travel revenues increased by 33% to RMB117 million (US$19 million) in the six months ended June 30, 2013 from RMB88 million in the same period in 2012, primarily due to the increased business travel demand from our corporate clients.

•	Other businesses. Revenues from other businesses increased by 8% to RMB69 million (US$11 million) in the six months ended June 30, 2013 from RMB64 million in the same period in 2012, primarily due to the increased revenues from advertising services.

Business tax and related surcharges.    Our business tax and related surcharges increased by 30% to RMB143 million (US$23 million) in the six months ended June 30, 2013 from RMB110 million in the same period in 2012 as a result of the increases in revenues in all of our business lines.

Cost of Revenues.    Cost of revenues in the six months ended June 30, 2013 increased by 31% to RMB613 million (US$100 million) from RMB467 million in the same period in 2012. This increase was primarily attributable to increased costs associated with the rapid growth of ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Our customer service personnel increased to over 11,000 in the six months ended June 30, 2013 from approximately 9,500 in the same period in 2012 and their average payroll and benefits also increased in the first six months of 2013.

Operating Expenses.    Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

•	Product Development. Product development expenses increased by 43% to RMB577 million (US$94 million) in the six months ended June 30, 2013 from RMB405 million in the same period in 2012, primarily due to an increase in the number of product development personnel to approximately 5,000 employees in the six months ended June 30, 2013 from approximately 4,300 employees in the same period in 2012 as we expanded our ticketing and packaged-tour businesses, and increased our investment in mobile-related offerings. In the first six months of 2013, we continued to increase expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services, such as mobile products and services, as well as in new markets.

•	Sales and Marketing. Sales and marketing expenses increased by 34% to RMB539 million (US$88 million) in the six months ended June 30, 2013 from RMB401 million in the same period in 2012, primarily attributable to the increase in advertising expenses and marketing and promotion expenses associated with our intensified marketing campaigns in response to competitive pressure and to promote our mobile products, as well as our efforts to expand in the leisure travel market.

•	General and Administrative. General and administrative expenses increased by 20% to RMB320 million (US$52 million) in the six months ended June 30, 2013 from RMB268 million in the same period in 2012, primarily due to the increase in general and administrative personnel compensation expenses and share-based compensation expenses.

Equity in income of affiliates.    Equity in income of affiliates recorded a loss of RMB4 million (US$0.7 million) in the six months ended June 30, 2013 compared with RMB25 million gain in the same period in 2012, as a result of the proportional pick-up of the earnings and losses of the investment in Home Inns’ results of operations in both periods, and the one-off non-cash gain of RMB39 million we recognized in the first half of 2012 relating to Home Inn’s issuance of ordinary shares to acquire a business.

Interest Income.    Interest income decreased by 15% to RMB66 million (US$11 million) in the six months ended June 30, 2013 from RMB78 million in the same period in 2012, primarily due to the net of interest expenses paid for our convertible senior notes issued in September 2012 and the loan facility from China Construction Bank entered into in June 2012.

Other Income.    Other income decreased by 52% to RMB32 million (US$5 million) in the six months ended June 30, 2013 from RMB66 million in the same period in 2012, primarily due to the gain of RMB 47 million recognized upon deconsolidation of certain subsidiaries in 2012.

Income Tax Expense.    Income tax expense was RMB132 million (US$21 million) in the six months ended June 30, 2013, a decrease of 27% from RMB181 million in the same period in 2012.

The effective income tax rate in the six months ended June 30, 2013 was 29%, as compared to 37% in the same period in 2012, mainly because we accrued, in the second quarter of 2012, the provision of 5% PRC withholding tax related to the one-time event of dividend distribution that our PRC subsidiaries would pay to our Hong Kong subsidiary to fund a share repurchase program, whereby our Cayman Islands holding company may purchase its own ADSs, and partially offset by the impact of certain non tax-deductible items in PRC subsidiaries during the six months ended June 30, 2013.

Liquidity and capital resources

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011 and 2012, and June 30, 2013:

	As of December 31,				As of June 30,
	2010	2011	2012		2013
(in thousands)	RMB	RMB	RMB	US$	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	2,153,935	3,503,428	3,421,533	549,194	2,750,524	448,158
Restricted cash	224,179	211,636	768,229	123,309	735,971	119,916
Short-term investments	1,178,278	1,288,472	1,408,664	226,106	3,225,958	525,623
Accounts receivable, net	621,549	789,036	983,804	157,911	1,545,039	251,742
Other current assets	392,967	605,970	1,060,990	170,301	1,060,356	172,769
Non-current assets	3,545,296	3,362,893	4,026,531	646,303	4,153,628	676,773
Total assets	8,116,204	9,761,435	11,669,751	1,873,124	13,471,476	2,194,981
Short-term borrowings	—	—	453,479	72,788	446,632	72,772
Other current liabilities	1,880,898	2,568,060	3,456,665	554,833	4,555,643	742,276
Other non-current liabilities	45,383	48,309	1,174,727	188,557	1,157,747	188,638
Total Ctrip’s shareholders’ equity	6,103,693	7,042,295	6,489,632	1,041,658	7,130,310	1,161,780
Noncontrolling interests	86,230	102,771	95,248	15,288	181,144	29,515
Total shareholder’s equity	6,189,923	7,145,066	6,584,880	1,056,946	7,311,454	1,191,295

As of June 30, 2013, our primary source of liquidity was RMB6.7 billion (US$1.1 billion) of cash, cash equivalents and short-term investment. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our cash and cash equivalents, our anticipated cash flow from operations and our credit facilities will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we decide to pursue opportunities for investments or acquisitions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,				For the six months ended June 30,
	2010	2011	2012		2012	2013
(in thousands)	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,550,218	1,851,315	1,654,368	265,544	652,350	935,165	152,372
Net cash (used in)/ provided by investing activities	(2,440,400)	(339,947)	(1,239,904)	(199,018)	(1,028,907)	(2,093,800)	(341,154)
Net cash (used in)/provided by financing activities	1,625,348	(114,749)	(515,564)	(82,754)	(284,683)	478,500	77,965
Effect of foreign exchange rate changes on cash and cash equivalents	(15,849)	(47,126)	19,205	3,083	8,020	9,126	1,486
Net increase (decrease) in cash and cash equivalents	719,317	1,349,493	(81,895)	(13,145)	(653,220)	(671,009)	(109,331)
Cash and cash equivalents at beginning of period	1,434,618	2,153,935	3,503,428	562,339	3,503,428	3,421,533	557,489
Cash and cash equivalents at end of the period	2,153,935	3,503,428	3,421,533	549,194	2,850,208	2,750,524	448,158

Operating activities

Net cash provided by operating activities amounted to RMB935 million (US$152 million) in the first six months of 2013, which was primarily attributable to (i) our net income of RMB317 million (US$52 million) in the first six months of 2013; (ii) an add-back of RMB279 million (US$46 million) in non-cash items, primarily relating to share-based compensation expenses, depreciation and amortization expenses; (iii) an increase in accounts payable of RMB504 million (US$82 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in advances from customers of RMB414 million (US$67 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB551 million (US$90 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for air-ticket booking as well.

Investing activities

Net cash used in investing activities amounted to RMB2.1 billion (US$341 million) in the first six months of 2013, which was primarily attributable to increase in short-term investment of bank deposit with original maturity of more than three months, and increase in purchase of property, equipment and software.

Financing activities

Net cash provided by financing activities amounted to RMB479 million (US$78 million) in the first six months of 2013, which was primarily attributable to cash received from the settlement of capped equity entered in 2012 and issuance of convertible preferred shares on our subsidiary level.

Capital expenditures

As of June 30, 2013, our primary capital commitment was RMB129 million (US$21 million) in connection with capital expenditures of property, equipment and software.

The following sets forth our contractual obligations as of June 30, 2013:

	Payments due by period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible senior notes with principal and interest	1,127,970	5,524	16,571	1,105,875	—
Term Loans with principal and interest	457,045	457,045	—	—	—
Operating lease obligations	121,989	57,419	53,576	9,657	1,337
Purchase obligations	147,692	139,502	8,040	—	150

Our convertible senior notes will mature in September 2017, unless earlier repurchased or converted into the ADSs based on an initial conversion price of 51.7116 of the ADSs per US$1,000 per principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. These convertible notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 of each year, beginning on March 15, 2013.

We entered into a loan agreement with China Construction Bank for a loan facility of up to US$72.75 million in June 2012, and extend the term of the agreement in June 2013. The facility has a maturity of 12 months and is collateralized by a bank deposit of RMB500 million provided by one of our wholly-owned subsidiaries. As of June 30, 2013, we obtained three borrowings in the aggregate amount of RMB446.6 million (US$72.77 million) under the facility. The interest rate of these borrowings are 2.3679%, 2.3606% and 2.3551% per annum, respectively.

Operating lease obligations for the years 2013, 2014, 2015, 2016, 2017 and 2018 are RMB45.6 million, RMB23.7 million, RMB12.7 million, RMB3.4 million, RMB1.0 million and RMB0.2 million, respectively. Rental expenses amounted to approximately RMB46 million, RMB66 million and RMB94 million (US$15 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of June 30, 2013, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.